Exhibit 99.2

Brookfield Infrastructure Partners Announces Year-End 2009 Results

Quarterly Distribution Increased by 3.8% to US$0.275 per Unit

HAMILTON, BERMUDA--(Marketwire - February 8, 2010) - Brookfield Infrastructure Partners L.P. (the "Partnership") (NYSE: BIP) (TSX: BIP.UN) today announced its results for the year ended December 31, 2009, as well as those of its subsidiary, Brookfield Infrastructure L.P. (together with its subsidiaries "Brookfield Infrastructure")(1).

Adjusted net operating income ("ANOI")(2) for Brookfield Infrastructure totalled $117.4 million ($2.46 per unit) for the year ended December 31, 2009 compared to ANOI of $59.7 million ($1.54 per unit) in 2008. Brookfield Infrastructure's ANOI increased 24% over 2008 after adjusting for non-recurring revenue and the impact of TBE, which was sold in 2009. These results reflect the six week contribution from investments in Prime Infrastructure, Dalyrmple Bay Coal Terminal ("DBCT") and PD Ports following close of the recapitalization transaction on November 20, 2009, as well as strong performance from growth at Transelec. Excluding the impact of TBE and non-recurring revenue in 2008, ANOI from utility and energy operations was $55.8 million, a 35% increase versus 2008. Brookfield Infrastructure's timber operations continued to be impacted by the softness in the U.S. housing market. As a result of a depressed price environment and a reduction in harvest levels to preserve inventory value, ANOI from timber operations declined to a loss of $2.6 million, a 120% decrease compared with 2008.

In the fourth quarter of 2009, ANOI for Brookfield Infrastructure totalled $20.5 million ($0.27 per unit) compared to ANOI of $11.3 million ($0.29 per unit) in 2008. The increase in ANOI over the prior year was primarily due to inclusion of results from Prime Infrastructure, DBCT and PD Ports for the six-week period following acquisition close. ANOI from Brookfield Infrastructure's transmission operations increased $3.7 million due to growth at Transelec associated with the increase in its regulated rates and additions to its asset base. In the fourth quarter of 2009, Brookfield Infrastructure's timber operations reported a negative ANOI of $2.7 million reflecting continued weakness in timber markets.

The following table presents the results for Brookfield Infrastructure on a total and per unit basis:

	Three months ended Dec. 31,		Year ended Dec. 31,
US$ millions (except per unit amounts)	2009	2008	2009	(3)	2008
ANOI	$20.5	$11.3	$117.4		$59.7
– per unit(4)	$0.27	$0.29	$2.46		$1.54
Net income	$(7.7)	$21.5	$47.8		$28.0
– per unit(4)	$(0.10)	$0.55	$1.00		$0.72

The following table presents both net income and ANOI by segment:

	Three months ended Dec. 31,		Year ended Dec. 31,
US$ millions, unaudited	2009	2008	2009	2008
Net income (loss) by segment
Utilities and energy	$(1.6)	$15.1	$76.2	$39.9
Transportation	(5.9)	―	(5.9)	―
Timber	(7.4)	14.4	(26.0)	6.7
Corporate	7.2	(8.0)	3.5	(18.6)
Net (loss) income	$(7.7)	$21.5	$47.8	$28.0

ANOI by segment
Utilities and energy	$19.4	$15.7	$127.5	$64.0
Transportation	13.8	―	13.8	―
Timber	(2.7)	2.1	(2.6)	12.8
Corporate	(10.0)	(6.5)	(21.3)	(17.1)
ANOI	$20.5	$11.3	$117.4	$59.7

"2009 was a transformational year for Brookfield Infrastructure," said Sam Pollock, Chief Executive Officer of Brookfield's Infrastructure Group. "Following the recapitalization of Prime Infrastructure, we own a premier portfolio of infrastructure assets and have operating platforms with scale in the utilities and energy, transportation and timber sectors."

"As we look forward to 2010, we have considerable opportunities to invest in the growth of a number of our strong franchises at attractive returns. Furthermore, with our successful $940 million equity offering, we demonstrated that we have the ability to raise a substantial amount of equity for investments that are accretive to unitholder value. As a result, we are well positioned to take advantage of an attractive acquisition environment that we see developing during the year."

Increased Distribution

The Board of Directors of the general partner of the Partnership has declared a quarterly distribution in the amount of US$0.275 per unit, payable on March 31, 2010 to unitholders of record as at the close of business on February 26, 2010. This is an increase of US$0.01 or 3.8%.

The Partnership's dividend policy is to retain sufficient cash flow to fund growth opportunities within its business while maintaining or improving its credit profile. The Partnership believes that an annual payout to unitholders of 60% to 70% of normalized ANOI accomplishes this objective. Over the coming years, the Partnership is targeting to grow its distribution at an annual rate between 3% and 7% given the underlying growth profile of its business.

"With the projected growth in our businesses, even without a full recovery of the timber business, our payout ratio is near the bottom of our target range. For that reason, we are pleased our Board of Directors announced an increase of 3.8% for our quarterly distribution," concluded Sam Pollock.

Information on the Partnership's declared distributions can be found on the Partnership's website under Investor Relations/Distributions.

International Financial Reporting Standards ("IFRS")

In 2007 the U.S. Securities and Exchange Commission ("SEC") adopted rules that permit foreign private issuers to prepare financial statements included in their filings with the SEC in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") without reconciliation to U.S. generally accepted accounting principles ("U.S. GAAP"). The Partnership plans to prepare its financial statements and the financial statements of Brookfield Infrastructure in accordance with IFRS. This change is being made in light of Brookfield Infrastructure's recent investments in Prime Infrastructure, DBCT and PD Ports which use IFRS as their primary basis of accounting.

IFRS are premised on a framework similar to U.S. GAAP; however, significant differences exist in certain matters of recognition, measurement and disclosure. While the Partnership believes that the adoption of IFRS will not have a material impact on its or Brookfield Infrastructure's reported cash flow, it is expected to have a material impact on its and Brookfield Infrastructure's financial position and results of operations. The Partnership is in the process of determining the impact of a transition to IFRS on its financial statements and the financial statements of Brookfield Infrastructure.

In conjunction with the transition to IFRS, the Partnership has established a comprehensive conversion plan that addresses matters including, changes in accounting policy, the restatement of comparative periods, organizational and internal control, the modification of existing systems, in addition to other related business matters. The first financial statements of the Partnership and Brookfield Infrastructure to be prepared in accordance with IFRS would be for the financial statements as at and for the quarter ended March 31, 2010.

Additional Information
The Letter to Unitholders and the Supplemental Information for the year ended December 31, 2009 contain further information on Brookfield Infrastructure's strategy, operations and financial results. Unitholders are encouraged to read these documents, which are available at www.brookfieldinfrastructure.com.

Brookfield Infrastructure Partners L.P. (NYSE: BIP) (TSX: BIP.UN) was established by Brookfield Asset Management as its primary listed vehicle to own and operate certain infrastructure assets on a global basis. Brookfield Infrastructure operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry and other characteristics, tend to appreciate in value over time. Its current business consists of the ownership and operation of premier utilities and energy, transportation, and timber assets in North and South America, Australasia, and Europe. It also seeks acquisition opportunities in other infrastructure sectors with similar attributes. The Partnership's units trade on the New York and Toronto Stock Exchanges under the symbols BIP and BIP.UN, respectively. For more information, please visit Brookfield Infrastructure Partners' website at www.brookfieldinfrastructure.com.

Note: This news release contains forward-looking information within the meaning of Canadian provincial securities laws and "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words, "will", "tend", "seeks", "participate" "expect", "targeting", "positioned", "have opportunities", and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements. Forward-looking statements in this news release include statements regarding our ability to participate in the global market recovery, our capacity to take advantage of opportunities in the marketplace, acquisition opportunities in Brookfield Infrastructure's targeted sectors and its ability to capitalize on such opportunities, the future prospects of the assets that Brookfield Infrastructure operates, Brookfield Infrastructure's plans for growth through acquisitions, Brookfield Infrastructure's ability to raise equity for investments, the planned adoption of IFRS, our distribution growth target and the appreciation of asset value. Although the Partnership believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward looking statements or information in this news release. The future performance and prospects of the Partnership and Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of the Partnership and Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release include general economic conditions in the United States and elsewhere, which may impact the markets for timber, the market for electricity transmission in Chile and related regulatory developments, the fact that success of the Partnership is dependent on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the ability to effectively complete new acquisitions in the competitive infrastructure space and to integrate acquisitions into existing operations, and other risks and factors described in the documents filed by the Partnership with the securities regulators in Canada and the United States including under "Risk Factors" in the Partnership's most recent Annual Report on Form 20-F and other risks and factors that are described therein. Except as required by law, the Partnership undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

(1) The Partnership's sole material asset is its 59% limited partnership interest in Brookfield Infrastructure, which the Partnership accounts for using the equity method. As a result, the Partnership believes the financial statements of Brookfield Infrastructure are more relevant because they reflect the financial position and results of underlying operations in greater detail than results for the Partnership. Brookfield Asset Management Inc. ("Brookfield") and its affiliates own the remaining 41% of Brookfield Infrastructure. Through a redemption exchange mechanism, Brookfield's interest can be converted into an equivalent interest in the Partnership. Financial statements for Brookfield Infrastructure and the Partnership are included in this news release.

(2) ANOI is equal to net income plus depreciation, depletion and amortization, deferred taxes and certain other items. A reconciliation of net income to ANOI is available in the Partnership's Supplemental Information for the year and quarter ended December 31, 2009 at www.brookfieldinfrastructure.com.

(3) Includes a $68.2 million ($1.43 per unit) after-tax gain recognized on the sale of TBE.

(4) Per unit net income for Brookfield Infrastructure is equivalent to per unit net income for the Partnership as Brookfield Infrastructure units are exchangeable into Partnership units on a one-for-one basis. Assuming conversion, the average number of units outstanding on a fully diluted weighted average basis for the fourth quarter of 2009 was approximately 77.2 million (Q4 - 2008 - 38.8 million) and for 2009 was 47.8 million (2008 - 38.8 million).

Investors, analysts and other interested parties can access Brookfield Infrastructure Partners' 2009 annual results, the Letter to Unitholders and Supplemental Information on the website under the Investor Relations section at www.brookfieldinfrastructure.com.

The year-end 2009 results conference call can be accessed via webcast on February 8, 2010 at 9:00 a.m. ET at www.brookfieldinfrastructure.com or via teleconference at 1-800-319-4610 toll free in North America. For overseas calls please dial 1-412-858-4600, at approximately 8:50 a.m. ET. The teleconference taped rebroadcast can be accessed at 1-800-319-6413 (password: 9245#).

Brookfield Infrastructure L.P.
Balance Sheet

(unaudited, in millions of U.S. dollars)	As at December 31, 2009	As at December 31, 2008

Assets

Current assets
Cash and cash equivalents	$58.3	$9.2
Accounts receivable and other	18.2	53.6
Total current assets	76.5	62.8

Cost accounted investments	―	195.2
Equity accounted investments	1,664.9	716.8
Property, plant and equipment	204.7	174.0
Other assets	3.8	12.5
Deferred taxes	13.0	13.0
	$1,962.9	$1,174.3

Liabilities and Partnership Capital

Liabilities
Current liabilities
Accounts payable and other liabilities	$21.9	$6.9
	21.9	6.9

Corporate borrowings	—	139.5
Non-recourse borrowings	114.0	97.6
Deferred tax liabilities	7.5	10.4
Preferred shares	20.0	20.0
	163.4	274.4

Redeemable partnership units	710.6	169.3
Partnership Capital
Retained (deficit) earnings	(27.7)	157.0
Accumulated other comprehensive income	20.3	33.6
Partnership units	1,096.3	540.0
	$1,962.9	$1,174.3

Brookfield Infrastructure L.P.
Statements of Operations

	For the three-month period ended December 31		For the year ended December 31
(unaudited, in millions of U.S. dollars)	2009	2008	2009	2008

Revenues	$7.7	$6.8	$29.8	$32.9
Cost of sale	(2.2)	(1.6)	(7.5)	(7.3)
Depreciation expense	(2.0)	(2.2)	(7.5)	(7.7)
Gross margin	3.5	3.0	14.8	17.9
Selling, general and administrative expenses	(8.2)	(5.4)	(16.6)	(14.0)
Dividend income	―	3.3	3.5	14.3
Gain on sale of investment	―	―	105.7	―
Other (expense) income	(1.3)	0.2	(0.5)	0.9
	(6.0)	1.1	106.9	19.1
Interest expense	(3.3)	(4.3)	(14.5)	(12.9)
Net (loss) income before below noted items	(9.3)	(3.2)	92.4	6.2
Income tax expense	0.2	(0.9)	(34.6)	(3.4)
Earnings (losses) from equity accounted investments	1.4	25.6	(10.0)	25.2
Net (loss) income	$(7.7)	$21.5	$47.8	$28.0

Brookfield Infrastructure Partners L.P.
Balance Sheet

(unaudited, in millions of U.S. dollars)	As at December 31, 2009	As at December 31, 2008

Assets

Equity accounted investment(5)	$1,074.1	$546.5

Liabilities and Partnership Capital

Accumulated other comprehensive income	$0.8	$8.6
Partnership capital	1,073.3	537.9
Total Liabilities and Partnership Capital	$1,074.1	$546.5

Brookfield Infrastructure Partners L.P.
Statements of Operations

(unaudited, in millions of U.S. dollars)	For the three-month period ended December 31		For the year ended December 31
	2009	2008	2009	2008

Earnings from equity accounted investment(6)	$(4.4)	$12.8	$28.2	$16.8
Net income	$(4.4)	$12.8	$28.2	$16.8

(5) Brookfield Infrastructure Partners L.P.'s (the "Partnership") sole material asset is its 59% limited partnership interest in Brookfield Infrastructure L.P. ("Brookfield Infrastructure"), which it accounts for using the equity method. As a result, the Partnership's balance sheet reflects 59% of Brookfield Infrastructure's balance sheet.

(6) Brookfield Infrastructure Partners L.P.'s (the "Partnership") sole material asset is its 59% limited partnership interest in Brookfield Infrastructure L.P. ("Brookfield Infrastructure"), which it accounts for using the equity method. As a result, the Partnership's statements of operations reflect 59% of Brookfield Infrastructure's statements of operations.

For more information, please contact:

Investors:
Michael Botha
Senior Vice President, Finance
Brookfield Asset Management Inc.
Tel: 416-359-7871
Email: mbotha@brookfield.com

Media:
Denis Couture
Senior Vice President, Corporate & International Affairs
Brookfield Asset Management Inc.
Tel: 416-956-5189
Email: dcouture@brookfield.com